
September 19, 2023

John C. Asbury
Chief Executive Officer
Atlantic Union Bankshares Corporation
1051 East Cary Street
Suite 1200
Richmond, Virginia 23219

  Re: Atlantic Union Bankshares Corporation
    Registration Statement on Form S-4
    Filed September 12, 2023
    File No. 333-274490

Dear John C. Asbury:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Madeleine Mateo at 202-551-3465 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Finance

cc: Charlotte May